# SEC Schedule 13G/A (Amendment No. 4) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Lafayette Square USA, Inc., CIK 0001849089
CUSIP: 50676R108
Title of class of securities: Common Stock, Par Value $14.82 per share
Address of issuer's principal executive offices: 175 SW 7TH STREET, UNIT 1911, MIAMI, Florida (FL), 33130
Date of event which requires filing of this statement: 03/26/2025
Filed pursuant to Rule 13d-1(b)
Filed by CIK 0001936313

## Reporting persons
- Employees' Retirement System of the State of Hawaii: type of reporting person: employee benefit plan or endowment fund (EP); citizenship or place of organization: Hawaii (HI); sole voting power 100; sole dispositive power 100

## Item 1. Issuer
Name of issuer: Lafayette Square USA, Inc.
Address of issuer's principal executive offices: 175 SW 7TH STREET, UNIT 1911, MIAMI, FLORIDA, 33130

## Item 2. Person Filing
Name of person filing: Employees' Retirement System of the State of Hawaii
Address of principal business office or, if none, residence:
201 Merchant Street, Suite 1400
Honolulu, Hi 96813
Citizenship: Hawaii, USA

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: employee benefit plan or endowment fund (EP)

## Item 4. Ownership
Amount beneficially owned: $4,536,995.84
Percent of class: 18.828%
Sole power to vote or to direct the vote: 100%
Sole power to dispose or to direct the disposition: 100%

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- Employees' Retirement System of the State of Hawaii: Thomas Williams, Executive Director on behalf of Employees' Retirement System of the State of Hawaii (03/28/2025)